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Sebastian Sajoux

CEO @ Arqlite - Innovation for the planet

Argentina · 500+ connections · **Contact info**

 Arqlite - Construction + Environment
Fundación Universitaria Iberoamericana

About

Businessman and entrepreneur, dedicated to promote environmental sustainability and rational use of resources between governments, businesses and individuals.

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Experience



CEO

Arqlite - Construction + Environment

Aug 2014 – Present · 5 yrs

Greater Seattle Area

We transform plastic waste into value by recycling it into new sustainable materials for massive use in the construction industry. The process helps mitigate waste pollution as well as improving concrete´s properties, reducing its weight and increasing its acoustic and thermal insulation.
www.arqlite.rocks



Founder & CEO

B-GREEN - Certified B Corporation

Jul 2013 – Jan 2017 · 3 yrs 7 mos

Buenos Aires, Argentina

We provide sustainability consulting, logistics and support to corporations, governments and the broad community, operating transversally with the different areas: CSR, HHRR, Marketing and Sustainability, designing tailored solutions designed for each different target.



Partner

Ideas en Imagenes

Sep 2009 – Dec 2013 · 4 yrs 4 mos

Estudio de comunicación, dedicado a la creación y diseño de imágenes corporativas y publicitarias.

Brinda un servicio completo para que cada cliente, en particular, resuelva sus inqui... See more

Socio Gerente

PHOTO

Jan 2000 – May 2011 · 11 yrs 5 mos

Una nueva cultura de la Imagen en fotografía, aplicada a los mejores eventos sociales de la Argentina y el mundo.

       
Fundación Universitaria Iberoamericana

Master en Consultoría Ambiental, Medioambiente

2012 – 2013

Activities and Societies: Consultoría Medioambiental

El Programa de Consultoría Ambiental proporciona los conocimientos necesarios para tomar la decisión más oportuna en todo momento en base a criterios ecológicos, económicos y sociales.

Universidad Argentina de la Empresa

Marketing

1994 – 1998

ST. LUKES

Bachillerato Bilingüe

1980 – 1994

Licenses & Certifications

Climate Change in Four Dimensions

Coursera Verified Certificates
Issued Sep 2014 · No Expiration Date
Credential ID N4R2MN7MNJ

See credential

The Age of Sustainable Development

Coursera
Issued Apr 2014 · No Expiration Date
Credential ID N4R2MN7MNJ

See credential

Volunteer Experience

Miembro

Nuevos Aires

Jun 2012 – Present · 7 yrs 2 mos
Civil Rights and Social Action

Nuevos Aires es un espacio abierto, orientado a empresarios, organizaciones y empresas, cuyo principal objetivo es contribuir al desarrollo sustentable económico, social y ambiental de la comunidad, mediante la promoción y difusión de valores y prácticas empresarias socialmente responsables.

Mesa Ambiental

INICIA

May 2012 – Present · 7 yrs 3 mos
Economic Empowerment

La misión de INICIA es promover la creación y desarrollo de emprendimientos sustentables que contribuyan a la generación de valor económico, social, cívico o ambiental para nuestra comunidad.

Skills & Endorsements

Corporate Communications · 13

Sebastian Casset and 12 connections have given endorsements for this skill

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Sebastian Casset and 11 connections have given endorsements for this skill

Marketing Communications · 11

Sebastian Casset and 10 connections have given endorsements for this skill

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Recommendations

Received (8)   Given (6)

Trinidad Michelich
Head of office and new
business development at
REMOLINO NY
September 4, 2009, Trinidad
was a client of Sebastian's

gracias a Sebas Sajoux por producirnos imagenes fuera de lo convencional y de nivel sueperior, con una cercania al cliente y experiencia claves en su tarea. Siempre es un placer trabajar con el equipo de Photo.

Nacho Martin
Director en Nacho Martin
Films Corporate
July 8, 2009, Nacho was a
client of Sebastian's

Excelente profesional, detallista y creativo

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